

November 5, 2013

Via E-mail

Mr. Xianshou Li
Chief Executive Officer
Renesola Ltd.
No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People's Republic of China

>   **Re: Renesola Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 26, 2013**
>   **File No.: 001-33911**

Dear Mr. Li:

We have reviewed your response letter dated October 24, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 53

-Critical Accounting Policies, page 63

-Impairment of Long-lived Assets, page 65

1.   We note your response to prior comment 1. Please explain to us in more detail why you believe that the downstream expansion into the module business did not represent an impairment indicator for the long-lived assets utilized in the production of solar wafers.

Refer to the guidance in paragraph 360-10-35-21 of the FASB Accounting Standard Codification.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief